Exhibit 99.1

Merus Labs Acquires Specialty Product Rights in Multiple Countries

TORONTO, May 22, 2015 /CNW/ - Merus Labs International Inc.("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] is pleased to announce that one of its wholly owned subsidiaries has signed a definitive agreement to acquire the rights to manufacture, market, and sell two established specialty pharmaceutical products in certain European and other markets.

The products are being divested by Novartis Pharma AG, a leading global pharmaceutical company for a purchase price of US$29.5 million. In 2014, the products had sales of approximately US$10 million in the applicable territories.  Merus will fund the acquisition with available cash.

Salagen ® (pilocarpine hydrochloride) is indicated for xerostomia following radiation therapy, in addition to Sjogren's syndrome. Estraderm MX® is a transdermal delivery format of estradiol used for symptomatic treatment of menopause.

"This transaction will expand our specialty pharmaceutical product line and leverage our strong European platform.  It also demonstrates our ability to execute deals and realize value from our accelerated business development efforts" commented Barry Fishman, Chief Executive Officer.

About Merus Labs International Inc.

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to complete future acquisitions and to integrate these acquisitions into its business, Merus' ability to complete future debt and/or equity financings required to complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0000030082

For further information: please contact: Merus Labs International Inc., Tel: (416) 593-3725, Or contact our investor relations department at: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 07:00e 22-MAY-15